CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

20 March 2007

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Notification of Interest	16/03/2007
REG-Catlin Group Limited Notification of Interest	16/03/2007
REG-Catlin Group Limited Director/PDMR Shareholding	14/03/2007

Yours faithfully,

Pramila Bharj
Enc

dw 4/3

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 14/03/2007

RNS Number:9676S
Catlin Group Limited
14 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9,11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

CATLIN GROUP LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Jonathan Kelly

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Capital Z Catlin Investment Ltd and Capital Z Catlin Private Investment Ltd, together "Capital Z") being entities connected to Jonathan Kelly

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest

Capital Z

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Common shares of $0.01 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Registered Name	Shares Held
Capital Z Catlin Investment Ltd	Nil
Capital Z Catlin Private Investment Ltd	NIl

8. State the nature of the transaction

DISPOSAL OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

Registered Name	Shares DISPOSED
Capital Z Catlin Investment Ltd	7,065,689
Capital Z Catlin Private Investment Ltd	37,636
TOTAL COMMON SHARES	7,103,325

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

2.84%

13. Price per share or value of transaction

506 PENCE PER SHARE

14. Date and place of transaction

12 MARCH 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

NIL

16. Date issuer informed of transaction

13 MARCH 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

CAPITAL Z TOGETHER WITH CAPITAL Z INVESTMENTS L.L.C HOLDS WARRANTS TO PURCHASE 5,885,591 COMMON SHARES

24. Name of contact and telephone number for queries

WILLIAM SPURGIN 020 7626 0486

Name and signature of duly authorised officer of issuer responsible for making notification

NICOLA GRAHAM, ASSISTANT COMPANY SECRETARY

Date of notification
14 MARCH 2007

END

END
RDSBUGDXUXBGGRS

REG-Catlin Group Limited Notification of Interest
Released: 16/03/2007

RNS Number:1529T
Catlin Group Limited
16 March 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Catlin Group Limited

2. Reason for the notification (please place an X inside the appropriate bracket /s):

An acquisition or disposal of voting rights: (   )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (X)

Other (please specify) : (   )

3. Full name of person(s) subject to the notification obligation:

Fidelity International Limited (FIL)

4. Full name of shareholder(s) (if different from 3.) :

State Str Bk and Tr Co LNDN - 188,330
State Str Bk and Tr Co LNDN - 48,580
Northern Trust London - 640,785
JP Morgan, Bournemouth - 351,214
JP Morgan, Bournemouth - 8,796,055
JP Morgan, Bournemouth - 3,070,275
JP Morgan, Bournemouth - 1,007,065
HSBC Bank plc - 442,271
Brown Brothers Harriman and Co - 15,500
Brown Bros Harrimn Ltd Lux - 6,445,052
BNP Paribas, Paris - 11,600
BNP Paribas, Paris (C) - 7,000
Bank of New York Brussels - 62,807

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

Revised due to DTR rules

6. Date on which issuer notified:

15 March 2007

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering trai	
ISIN	Number of shares	Number of voting Rights
BMG196F11004	21,086,534	21,086,534

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of vo
ISIN	Direct	Direct	Indirect	Direct
BMG196F11004	21,086,534		21,086,534	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% c

Total (A+B)

Number of voting rights	% of voting rights
21,086,534	8.51%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

State Str Bk and Tr Co LNDN - 188,330
State Str Bk and Tr Co LNDN - 48,580
Northern Trust London - 640,785
JP Morgan, Bournemouth - 351,214
JP Morgan, Bournemouth - 8,796,055
JP Morgan, Bournemouth - 3,070,275
JP Morgan, Bournemouth - 1,007,065
HSBC Bank plc - 442,271
Brown Brothers Harriman and Co - 15,500
Brown Bros Harrimn Ltd Lux - 6,445,052
BNP Paribas, Paris - 11,600
BNP Paribas, Paris (C) - 7,000
Bank of New York Brussels - 62,807

Proxy Voting:

10. Name of the proxy holder:

Fidelity International Limited (FIL)

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Prior to the implementation of the EU Transparency Directive, the interests in shares of FMR Corp and (FMR) and Fidelity International Limited (FIL) were aggregated together for the purposes of shareholder reporting. According to the new DTR rules the indirect holdings of FMR and FIL are now reported separately. A separate notification is being submitted for FMR. The holdings are correct as of close of business on 1 March 2007.

14. Contact name:

William Spurgin

15. Contact telephone number:

020 7626 0486

END
HOLILFFRVAIRLID

REG-Catlin Group Limited Notification of Interest
Released: 16/03/2007

RNS Number:1530T
Catlin Group Limited
16 March 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Catlin Group Limited

2. Reason for the notification (please place an X inside the appropriate bracket /s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: (X)

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

FMR Corp

4. Full name of shareholder(s) (if different from 3.) :

Brown Brothers Harriman and Co

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

Revised due to DTR rules

6. Date on which issuer notified:

15 March 2007

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
ISIN	Number of shares	Number of voting Rights
BMG196F11004		

		142,900	142,900	

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of vo
ISIN	Direct	Direct	Indirect	Direct
BMG196F11004	142,900		142,900	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% c

Total (A+B)

Number of voting rights	% of voting rights
142,900	0.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Brown Brothers Harriman and Co

Proxy Voting:

10. Name of the proxy holder:

FMR Corp

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Prior to the implementation of the EU Transparency Directive, the interests in shares of FMR Corp and (FMR) and Fidelity International Limited (FIL) were aggregated together for the purposes of shareholder reporting. According to the new DTR rules the indirect holdings of FMR and FIL are now reported separately. A separate notification is being submitted for FIL. The holdings are correct as of close of business on 1 March 2007.

14. Contact name:

William Spurgin

15. Contact telephone number:

020 7626 0486

END
HOLILFVRVIIRLID

END